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REGISTRANT'S NAME Coloplast

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JAN 09 2007

THOMSON FINANCIAL

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FILE NO. 82- 34793 FISCAL YEAR 9-30-06

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DATE: 1/8/07

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Coloplast

Stock Exchange Announcement No. 21/2006
Humlebæk, 15 November 2006

Annual financial statement 2005/06

(1 October 2005 – 30 September 2006)

Generating organic sales growth of 8% and an EBIT margin of just over 13%, Coloplast's full-year financial results were in line with the company's most recent guidance.

"Coloplast emerged as a stronger business from the 2005/06 financial year," says CEO Sten Scheibye. "Our organic growth was in line with the expectations we announced at the end of the third quarter, and our EBIT margin was just over 13%. This is a strong performance, considering the fact that the financial impact of the acquisition of Mentor's urology business lowered our operating profit by about DKK 280m. Our business is enjoying solid momentum, and we are in the process of integrating Mentor's urology business and have initiated significant organisational changes. As a result, we are now raising our long-term EBIT margin target."

- Coloplast generated revenue of DKK 7,227m in its continuing business, compared with DKK 6,232m in the previous financial year, equal to a 15% increase measured in local currencies
- Organic revenue growth was 8% in local currencies, and Mentor's urology business contributed revenue of DKK 440m, equal to 7 percentage points. Revenue of DKK 174m from the divested subsidiary Sterling (period of 1 October 2005 – 14 April 2006) is not included in consolidated revenue
- Operating profit was DKK 955m, for an EBIT margin of just over 13%
- The EBIT margin in the underlying business was 17%. The acquisition of Mentor's urology business lowered the company's operating profit by about DKK 280m
- Economic profit was DKK 349m compared with DKK 279m last year, an improvement of 25% including the profit from the sale of Sterling, which improved the economic profit by DKK 75m
- Coloplast raises its target for the EBIT margin in 2012 from at least 17% to at least 18%
- The projected synergies are raised to DKK 75-100m after full integration of the acquired urology business. Total integration costs incurred and anticipated for the entire integration period is now expected to amount to approximately DKK 230m.

Outlook for 2006/07

Coloplast forecasts about 22% revenue growth in local currencies in the 2006/07 financial year. Organic growth is expected to be about 9%, while the remaining increase will derive from the full-year recognition of the urology business. The potential effects of a British health care reform, currently being considered by the authorities, are not included in the forecast.

The EBIT margin is expected to be 12-13%. Integration of the urology business, costs of closing down factories in Denmark and other restructurings will reduce the operating profit by about DKK 380m and lower the EBIT margin by 4-5 percentage points. The EBITDA margin is expected to be 18-19%.

Coloplast A/S • Holtedam 1 • DK-3050 • Danmark
Tel. (+45) 49 11 11 11 • Fax (+45) 49 11 15 55

Five years' key figures and ratios

Key figures in mDKK	2001/02*	2002/03*	2003/04*	2004/05	2005/06	
Income statement						
Revenue	5,567	5,610	6,069	6,232	7,227	
Research and development costs	173	168	202	215	263	
Operating profit before amortisation and	1,157	1,195	1,295	1,348	1,392	
Operating profit (EBIT)	875	909	988	1,000	955	
Net financial income and expenses	-60	-21	-89	-163	-229	
Profit before tax	1,232	889	899	837	726	
Coloplast's share of profit for the year	768	567	577	553	614	
Revenue growth						
Annual growth in revenue, %	38	1	8	8	16	
Increase consists of:						
Organic growth, %	14	11	10	8	8	
Currency effect, %	-2	-5	-2	0	1	
Acquired business, %	26	0	0	0	7	
Divested business, %	0	-5	0	0	0	
Balance sheet						
Total assets	4,489	5,371	5,643	5,915	7,982	
Invested capital	5,051	5,499	5,838	5,386	7,996	
Net interest-bearing debt	1,471	1,473	1,465	867	3,069	
Equity at year-end, Coloplast's share	1,562	2,002	2,357	2,512	2,804	
Cash flow and investments						
Cash flow from operating activities	913	911	845	1,353	991	
Cash flow from investing activities	-878	-783	-621	-434	-3,018	
Acquisition of property, plant and equipment,	449	578	544	399	415	
Cash flow from financing activities	1,051	307	-239	-446	782	
Free cash flow	35	128	224	919	-2,027	
Key figures						
Average number of employees, full time	4,859	5,774	6,085	6,159	6,288	
Operating margin, EBIT, %	16	16	16	16	13	
Return on average invested capital (ROAIC), %	18	17	17	18	15	
Economic profit	228	213	221	279	349	**)
Return on equity, %	62	32	27	23	23	
Ratio of net debt to EBITDA	1.27	1.23	1.13	0.64	2.20	
Interest cover	14	17	13	11	10	
Equity ratio, %	35	37	42	42	35	
Rate of debt to enterprise value, %	10	10	10	5	12	
Net asset value per share	33	42	49	52	58	
Share data						
Share price at year-end	265	266	291	378	473	
Share price/Net asset value	8	6	6	7	8	
PE, price/earnings ratio	17	23	24	33	37	
Dividend per share, DKK	2.18	2.50	3.00	3.50	4.00	***)
Pay-out ratio	13	21	24	29	31	****)
Earnings per share (EPS)	16	12	12	12	11	
Free cash flow per share	1	3	5	19	-42	

*) The comparative figures for recognition of Share option costs and divestment of Sterling Medical Services LLC have not been restated.
**) The weighed cost of capital (WACC), is changed from 2004/05 and now market risk premium is calculated on a shorter period of time than prior. Comparison figures are changed accordingly.
***) For 2005/06 the figure is the proposed dividend.
****) The 2005/06 pay-out ratio is not adjusted for dividends on the holding of own shares.

Annual accounts are enclosed.

The annual general meeting will be held on Wednesday, 13 December 2006, at 16.00 at the company's address: Holtedam 3, DK-3050 Humlebæk. Prior to the annual general meeting Coloplast will host a shareholders meeting at 15.00 at the same address. Invitations to attend the annual general meeting will be sent to shareholders on 29 November 2006.

Income statement and balance sheet

Organic sales growth of 8%

Revenue
Coloplast generated revenue of DKK 7,227m, compared with DKK 6.232m in the 2004/05 financial year, an increase of 15% in local currencies. Most business areas reported satisfactory organic revenue growth, and organic growth measured in local currencies was 8%.

Acquired business contributed DKK 440m to consolidated revenue.

Revenue for the year was impacted by the acquisition of the urology business from Mentor and the divestment of Sterling. The acquired revenue contributed DKK 440m, or 7 percentage points.

Solid growth in most business areas

The Urology and Continence division reported a strong improvement at 14% organic sales growth. Sales of breast care products also outperformed expectations at 5% growth. Sales of ostomy products rose by 7% in local currencies. Exclusive of sales by the German homecare business HSC, the improvement was about 12%.

The sale of wound care products in Europe fell short of expectations, partly due to the lower market growth. Skin care products reported decent sales growth. Overall, the wound and skin care business rose by 6%.

Organic growth of around 9% forecast for 2006/07 financial year

Given the good business development in most markets and business areas and the global launch of the ostomy products in the **SenSura** product series and the wound dressing with Ibuprofen, **Biatain**-Ibu, the organic growth rate is expected to improve in the 2006/07 financial year.

EBIT margin in underlying business more than 17%

Profit margin
The EBIT margin was 13% net of the impact from the acquisition of the urology business. This is a satisfactory performance, corresponding to an EBIT margin of more than 17% in the underlying business.

Impact from acquisitions reduced EBIT by about DKK 280m

Operating profit was down 5% to DKK 955m. The decline was due to the costs of approximately DKK 280m related to the acquisition of the urology business. As expected, only negligible synergies were achieved during the financial year.

Table 1: Financial impact of acquisitions

DKKm	Q3 05/06	Q4 05/06	2005/06
Integration of acquired business	-17	-53	-70
Relocation in the USA	-60	0	-60
Market value adjustments, inventories	-31	-69	-100
Depreciation	-10	-40	-50
Total financial impact	**-118**	**-162**	**-280**

Operating profit also includes severance costs for retired members of our Executive Management following a reorganisation of responsibilities.

Costs rising due to integration of acquired business

Cost of sales increased by 18% to DKK 2,884m. Costs of distribution, sales and marketing rose 22% to DKK 2,268m. Administrative expenses climbed 18% to DKK 816m, while R&D costs rose by 22% to DKK 263m.

Indirect cost of sales of DKK 26m was recognised as income. The accounting policy regarding share-based payment has been changed, reducing the operating profit by DKK 22m, compared to a DKK 11m reduction last year.

Financial results

Profit for the year was up 11% after the divestment of Sterling

Coloplast's share of the profit for the year after tax was DKK 614m, up 11% on last year. Income statement items are net of Sterling, which was sold during the year. The net effect of the divestment was positive at DKK 102m.

Financial expenses, which include interest, exchange rate and fair value adjustments and bank charges, amounted to DKK 229m, net. Financial expenses were adversely affected in the amount of DKK 64m (DKK 44m last year) as a result of fair value adjustment of previously granted options, as the price of such options rose from DKK 378 to DKK 473 per share during the reporting period.

Net interest-bearing debt rose by DKK 2,202m in connection with company acquisitions to stand at DKK 3,069m at the balance sheet date. Total net interest expenses were DKK 133m against DKK 122m last year.

Tax rate was 29% compared to 32% in 2004/05

The effective tax rate was 29%, corresponding to a tax charge of DKK 213m, down from 32% and DKK 272m last year. The relatively high tax rate in 2004/2005 was due mainly to extraordinary tax expenses in the 20004/05 financial year.

Exchange rates

In 2005/06, Coloplast's weighted average of invoicing currencies was 1 percentage point higher than last year. This increase was caused primarily by the appreciation of US dollars and pound sterling vis-à-vis Danish kroner.

Balance sheet

Large increase in total assets due to acquisition

Total assets increased by DKK 2,067m to DKK 7,982m after the acquisition of the urology business. The acquisition caused an increase in intangible assets, property, plant and equipment, inventories and receivables.

Non-current assets increased by DKK 2,366m to DKK 5,118m. Inventories increased by DKK 146m, while trade receivables rose by DKK 374m. The increase in assets was funded through bank loans, which rose by a net amount of DKK 1,040m, and through the use of in-house cash resources. Cash and bank balances and marketable securities fell by DKK 950m to DKK 149m.

The higher bank debt caused a 7 percentage point drop in the equity ratio to 35%.

Economic profit improved by 25%

Economic profit
Economic profit was DKK 349m in 2005/06, an improvement of 25% on last year including the profit from the sale of Sterling, which improved the economic profit by DKK 75m. The calculations are based on a weighted average cost of capital (WACC) of 6.6% and net operating assets of DKK 6.5bn.

Cash flow statement

Cash flows
Net cash flow for the year was down by DKK 1,245m. The free cash flow was minus DKK 2,027m compared with a positive cash flow of DKK 919m last year. The cash flow from operating activities was DKK 991m.

Dividend payments to shareholders totalled DKK 162m. During the year, Coloplast acquired own shares in the net amount of DKK 103m.

Coloplast increased its non-current liabilities by DKK 1,048m, and the combined net interest-bearing debt rose by DKK 2,202m, primarily as a result of acquired activities.

Capital resources of DKK 2.4bn.

Total liquid reserves at 30 September 2006 amounted to minus DKK 128m, and unutilised credit facilities stood at DKK 2.5bn Coloplast's capital resources totalled DKK 2.4bn.

Investments
Investments in property, plant and equipment and intangible assets totalled DKK 3,098m, of which the acquisition of the urology business represented DKK 2,618m. Other investments in property, plant and equipment amounted to DKK 415m, compared with DKK 399m last year.

New factory under construction in Zhuhai, China

Consistent with this strategy, Coloplast has leased a 100,000 m^2 site in Zhuhai, China, and has begun construction of a new factory there. The initial stage of 20,000 m^2 will be ready in June 2007, and the first stage investment is expected to amount to about DKK 80m.

Proposal to raise pay-out ratio to 31%

Share repurchase programme and dividend policy
Last year, dividend payments were raised to DKK 3.5 per share of DKK 5. This year, the Board of Directors intends to recommend to the annual general meeting that a dividend of DKK 4 per share of DKK 5 be paid, corresponding to a pay-out ratio of 31%.

The portfolio of own shares increased by 286,550 shares during the financial year, and at 30 September 2006 we held 1,890,799 Coloplast B shares, corresponding to 4.3% of the B share capital and 3.9% of the total share capital. The shares were acquired mainly in the first quarter as part of the share repurchase programme launched in September 2005. The programme was put on hold after the acquisition of the urology business.

The Board will consider Coloplast's future dividend payments and the potential for additional repurchase programmes in relation to the company's capital structure and expected future acquisition opportunities.

Capital structure and financial risk management
Based on financial strength, Coloplast pursues the objective of ensuring stability and maintaining a high degree of flexibility in order to support its future strategic progress, including growth through acquisitions.

The assessment of Coloplast's corporate financial strength builds especially on the ratio of net debt to EBITDA. Net interest-bearing debt increased by DKK 2,202m, causing the net debt to EBITDA ratio to rise from 2.2 from 0.64 at the beginning of the year.

Current gearing considered adequate

The company's financial strength, as outlined in the financial statements as per the balance sheet date, is considered appropriate, as it is believed to allow for additional capital intensive expansion activities.

Future gearing level 2-3½ times EBITDA

The company's target going forward is to have net debt at 2–3½ times EBITDA.

Outlook and long-term objectives

Outlook for 2006/07

Organic growth of about 9%

Coloplast forecasts about 22% revenue growth in local currencies in the 2006/07 financial year. Organic growth is expected to be about 9%, while the remaining increase will derive from the full-year recognition of the urology business. The potential effects of a British health care reform, currently being considered by the authorities, are not included in the forecast.

EBIT margin of 12-13%

The EBIT margin is expected to be 12-13%. Integration of the urology business and other restructurings will reduce the operating profit by about DKK 380m and lower the EBIT margin by 4-5 percentage points.

Restructuring costs include one-time costs related to establishing regional shared services centres for administrative functions and to the closing of factories in Denmark.

Table 2: Financial impact of acquisitions and restructurings

DKKm	2006/07
Integration of acquired business	-130
Relocation in the USA	-30
Depreciation	-150
Restructurings	-90
Synergies	20
Total financial impact	**-380**

The EBITDA margin is expected to be 18-19%, equal to the 2005/06 level.

The acquired urology business, which will be fully recognised in the 2006/07 financial year, generates lower earnings than Coloplast's previous business, which will impact the expected EBIT margin for 2006/07. Coloplast expects to improve earnings in the urology business over the next few years through efficiency improvements and economies of scale by integrating systems with the rest of its business, such as in corporate procurement and back office functions.

Total acquisition costs increased to DKK 230m

Total integration costs incurred and anticipated in relation to the acquisition of the urology business are expected to amount to approximately DKK 230m, as compared to the previous estimate of DKK 60-120m. The change is the result of, among other things, the combination of a number of sales subsidiaries and the closure of the factory in Lancing, Great Britain. To this should be added the previously announced costs of DKK 90m for relocating operations in the USA.

Estimated synergies are raised to DKK 75-100m

The estimated synergies are increased from DKK 50-75m to DKK 75-100m per year, when the integration has been completed during the 2007/08 financial year.

Table 3: Total integration costs

DKKm	2005/06	2006/07	2007/08
Integration costs	70	130	30
Relocation costs in the USA	60	30	0

Level of investments impacted by construction of new factories

Gross investments in property, plant and equipment are expected to be approximately DKK 700m, equal to about 8% of revenue. Of this amount, investments in new factories in China and Hungary are expected to amount to around DKK 200m.

Tax rate of 30%

The tax rate for 2006/07 is expected to be about 30%.

Healthcare reforms

In October 2005, the British health authorities tabled a proposal to change the reimbursements for the supply of wound care products, continence products and ostomy products. The initial consultations were concluded in January 2006.

The subsequent dialogue between authorities, interest groups and businesses led to new consultations on service standards and product categories in the ostomy and continence care area. The authorities later indicated that they would be concluding their review of the hearing statements in October 2006 and hand over the findings to the Minister of Health shortly thereafter.

It was also indicated that a new consultation would be conducted on reimbursement rates and payment for services in the ostomy and continence care area in November 2006.

The UK healthcare reform is not included in forecasts

It is not possible to predict exactly when any changes might be adopted and what effect they may have. As a result, the potential effects of the consultations have not been included in the forecast for 2006/07.

New prices in German market for continence products

In connection with the German healthcare reform, Coloplast continues to expect that the national health service will determine new reimbursement prices for the continence care area during the 2006/07 financial year. Accordingly, a minor effect of the reform has been included in the forecast.

Long-term targets

Long-term target for 2012 upgraded

The target for the EBIT margin in 2012 has been raised from at least 17% to at least 18%, because we believe that continued relocation of production, application of lean principles and other changes initiated will have a positive effect.

Accordingly, Coloplast's business targets for 2012 are as follows:

- To double economic profit at least every five years towards 2012 based on the results in financial year 2004/05.
- Revenue of at least DKK 15bn.
- EBIT margin of at least 18%.

Major fluctuations in the exchange rates of important currencies vis-à-vis Danish kroner, significant changes in healthcare sector or major changes in the global economy may impact Coloplast's potential for achieving its long-term objectives and fulfilling its full-year forecasts. In addition, the company may see an impact on its accounting values.

Business areas

The Group's results are reported as one single entity supplemented with information about interim revenue and growth rates in local currencies for Coloplast's products in each of the four business areas and the 'Other' category, which includes the Group's distribution revenue from competitors' products, bonuses, discounts and the like.

Table 4: Revenue by business area

DKKm	2005/06	Growth 05/06	Q4 05/06	Growth Q4
Ostomy Care	2,867	7%	754	6%
Urology and Continence	2,265	39%	779	75%
Wound and Skin Care	1,223	6%	316	3%
Breast Care	508	5%	131	7%
Other	364	-	105	-
Revenue	**7,227**	**15%**	**2,085**	**25%**

Ostomy Care

7% revenue growth

Gross revenue from Coloplast ostomy products was DKK 2,867m in 2005/06 against DKK 2,657m in 2004/05, Equal to 7% growth measured in local currencies.

Revenue growth of more than 20% in the USA

Revenue up by 12% including HSC

Sales growth was substantially higher the general market growth of 1-3%. Sales in the USA were highly satisfactory, improving by more than 20%. Sales in the German homecare company HSC were substantially lower than in the previous year, while sales through Coloplast's German sales subsidiary, which markets the products through traditional sales channels including HSC, continued the satisfactory performance. As a result, Coloplast continued to strengthen its position in the German market for ostomy care, even though the company is losing market share in distribution. Total sales of ostomy products rose by about 12% net of HSC sales.

The quarterly revenue was up by 6% y/y in local currencies to DKK 754m.

Solid growth in all key business areas

Three product types represent the bulk of the growing sales; the open bags with the so-called **Hide away** outlet, bags with convex adhesive and the **Easiflex** product range, which continues to grow for the fourth year running. On top of this, solid growth was achieved for the recently launched ostomy bag with a double odour filter in the **Assura** series.

Successful launch of **SenSura**

A whole new generation of ostomy bags, **SenSura**, was launched globally in October 2006. In clinical studies, **SenSura** was preferred over leading competing products by 80-85% of users. The product offers a unique and novel adhesive, and a significantly improved carbon filter, **Hide away** outlet and design.

Coloplast commands a global market share of about 28%, topping in Europe at about 39% and our lowest market share being in the USA at about 5% of the market.

Urology and Continence Care

Total growth of 29%

Gross sales of Coloplast urology and continence products were up by 39% in local currencies to DKK 2,265m, of which 25 percentage points was due to acquired business.

Impressive organic sales growth of 14%

Sales of continence products rose sharply, by 14%, while overall sales of products from the acquired urology business were stagnant.

The Q4 revenue was DKK 779m, a 75% improvement. Measured in local currencies, organic growth was 6%.

Integration of Mentor's urology business progressing to plan

This trend should be viewed against the background of the ongoing integration process. Sales activities are being pooled in several key markets, our sales organisation is trained in the new products, and our product portfolios are being optimised.

Growth expected in the urology business

Our forecast for 2006/07 builds on sales of urology products picking up again. The acquisition consolidated Coloplast's position in the continence care market through a substantial expansion of its product portfolio. Coloplast is now the market leader in the USA and has further consolidated its leading position in Europe. Coloplast has also become one of the leading, global suppliers of a broad range of urology products, which are marketed to all decision-makers in the field of urology, including doctors, nurses and caregivers.

Sales of catheters still growing by more than 20%

Sales of catheters were up by 21%, giving Coloplast a market share in Europe of almost 40% Sales of urine bags rose by a satisfactory margin on the back of a decent sales performance in all key markets.

Coloplast launched its **Peristeen** Anal Irrigation product in the 2003/04 financial year. Sales were as expected. Our new urisheath **Conveen** Optima was also well received upon its launch in Great Britain, Belgium and the Netherlands.

Wound and Skin Care

Revenue up by 6%

Gross sales of Coloplast skin and wound care products were up by 6% in local currencies to DKK 1,223m.

In a number of product areas, sales were lower than anticipated and unsatisfactory. Sales growth was moderate in the fourth quarter at 3% in local currencies to DKK 316m. Coloplast generates most of its revenue from skin care products in the USA, where we posted satisfactory sales growth.

Market growth continues to weaken

Sales growth was influenced by the fact that growth in the global market for moist wound healing fell to about 6%. Especially the European market for anti-bacterial products has taken a blow, after several years of strong growth rates.

Double-digit growth rate forecast for 2006/07

We believe that we can return to double-digit growth rates during 2006/07 after the launch of **Biatain**-Ibu in the key wound care markets in Europe, and product launches in the US are also expected to contribute to growing sales.

Biatain-Ibu launched in international markets

In the spring of 2006, we launched the advanced foam dressing **Biatain**-Ibu, becoming the first company on the market to offer a dressing that alleviates pain in chronic, exudating wounds. The product will be launched in all key markets in 2006/07. We have seen very positive response in all markets where the product has been launched.

Breast Care
Gross sales of breast care products increased by 5% in local currencies to DKK 508m. The positive sales performance has led to a revaluation of the market growth, which is now estimated at about 2%. Revenue was DKK 131m in the fourth quarter, equal to 7% growth measured in local currencies.

Coloplast holds more than 50% of the market for breast forms and the company continues to win market share. A new generation of breast forms contributed to the sales growth and sales of swimsuits also outperformed expectations.

Geographical markets

Europe has traditionally been the company's core market, its primary source of revenue and the base of its largest market shares. Coloplast has recently strengthened its position substantially, including in the US market, in part due to company acquisitions. The company is also winning market share in the Rest of the World region.

Table 5: Revenue by geographical markets

DKKm	2005/06	2004/05	Growth 05/06	Organic
Europe	5,835	5,237	11%	7%
The Americas	916	582	50%	12%
Rest of the World	476	413	16%	12%

Organic growth of 7% in Europe

Europe
European revenue was up by 11% in local currencies to DKK 5,835m. Exclusive of acquired operations, the increase was 7%, in line with the 2005/06 level.

The German market has stabilised

The important German market for ostomy products has stabilised following the implementation of the healthcare reform taking effect in January 2005. Impacting sales, however, was a new competitor that appointed sales consultants from our German homecare company, HSC. Sales in HSC stabilised during the year, but growth was reduced relative to last year.

Organic growth of 12% in the Americas

The Americas
Revenue was up by 50% in local currencies to DKK 916m. Exclusive of acquired operations, the increase was 12%.

Satisfactory sales growth in the USA

Sales in the USA accounted for most of the sales in the region. Coloplast continues to expand its share of the US market for ostomy products, and sales growth was in line with expectations. Coloplast retains its ambition for the ostomy business area to achieve a double-digit market share in the USA within a few years.

Stronger market position in the USA

The sale of Sterling Medical Services LLC to the McKesson Corporation was completed in April 2006. Coloplast and McKesson have also concluded a US market distribution agreement for Coloplast's ostomy and continence products. An important part of Coloplast's strategy lies in leveraging on the collaborative relationships with US distributors and the company's greater sales force following the acquisition of Mentor's urology business in June 2006.

Rest of the World

Organic growth of 12% in Rest of the World

Revenue was DKK 476m, a 16% improvement in local currencies. Organic growth was 12%.

Coloplast makes regular investments to develop new markets, contributing to the training of nurses in Russia, among other things. Most markets in Asia are at the developing or maturing stage and projections for most markets of this region call for double-digit growth rates in all of Coloplast's business areas. Accordingly, the region offers substantial growth potential.

Events after the balance sheet date

New strategy for Global Operations

In the 2005/06 financial year, we devised a new production strategy for the purpose of introducing world-class standards in our production processes within the next three years. Our vision is to reduce overall unit costs by 5% per year.

Danish facilities to be consolidated at three sites

The new strategy entails that manufacturing activities in Denmark will be gradually scaled down, and that new factories will be built in China and Hungary As a result, production at the Danish factories will be consolidated at Espergærde, Mørdrup and Thisted, where the scope of staff training will be increased to enable us to achieve world-class standards.

Relocation from Denmark will not exceed the staff turnover rate among the production staff. Accordingly, the closure of Danish factories is not expected to imply redundancies among production staff. As regards salaried employees in Denmark, Coloplast expects to recruit more staff in the years ahead, mainly for international support functions and in R&D.

Coloplast has resolved to build a new factory in eastern Hungary. The initial stage of 20,000 m^2 will be ready in 2008.

Plant closure in Great Britain

Coloplast's factory in Lancing, Great Britain will close down in March 2007. Production at the plant will be discontinued in December 2006, affecting 75 of our employees. The factory was acquired as part of the acquisition of Mentor's urology business, but a review of the facility showed that operations at Lancing are not financially viable.

Management issues

Distribution
In 2005, Coloplast set up a European distribution centre in Hamburg, Germany. So far, the centre has replaced local inventories and distribution centres in Norway, Sweden, Denmark the Netherlands, Belgium, Germany, Austria and Switzerland. By centralising these activities, it is the intention to improve supply capacity while also reducing costs.

Innovation
New products contribute to increasing Coloplast's revenue. A product is defined as new, if it has been on the market for less than four years. In 2005/06, 18% of revenue was generated from new products. Several key products were launched in 2005/06, including the **SenSura** ostomy products and the **Biatain**-Ibu wound dressing.

The target from 2007 onwards is to initiate at least ten major development projects. We aim to reduce the time to market to 25 months and to launch new products covering at least 70% of the global market potential during the first year on the market.

Organisation
In August 2006, Coloplast announced a number of changes to the organisation, slimming the Executive Management from five to three members. The responsibility for the sales regions and the product divisions were consolidated with CCO Lars Rasmussen. Chief Executive Sten Scheibye took over corporate HR and Global Operations, while CFO Lene Skole took over business development, Corporate Procurement and Facility Management. Executive Vice President Christian Jørgensen has resigned and Executive Vice President Carsten Lønfeldt will be retiring from Coloplast in December 2006 after almost 20 years with the company. Most recently, Carsten Lønfeldt was in charge of the acquisition of Mentor's urology business.

Anne Mette Olesen was appointed senior vice president of the Urology and Continence division effective 1 September 2006, taking over from Svenn Poulsen who has resigned.

In August 2006, Bernd-Thomas Hohmann resigned as general manager of Germany and Central Europe. Kenneth Lynard, Director of the Shared Service Centre in Germany, has been named acting general Manager of Germany until a new General Manager for Germany and Central Europe can be found.

Accounting policies

Change in accounting policies
With effect from the 2005/06 financial year the Coloplast Group has implemented IFRS 2, which has been approved for use in the EU. Adoption of IFRS 2 implies that share-based payments are measured at fair value. For cash-settled schemes, the fair value of options vested during the period is recognised as staff costs, whereas the fair value adjustment of vested options from previous periods is recognised under financial items.

Annual general meeting and proposed dividend

Annual general meeting
The company's annual general meeting will be held on Wednesday, 13 December 2006, at 16.00 at the company's address: Holtedam 3, DK-3050 Humlebæk. Prior to the annual general meeting Coloplast will host a shareholders meeting at 15.00 at the same address.

As announced at the annual general meeting in 2005, Palle Marcus wishes to step down from the Board of Directors at the 2006 annual general meeting. The Board of Directors proposes re-election of: Niels Peter Louis-Hansen, Michael Pram Rasmussen, Per Magid, Torsten E. Rasmussen and Ingrid Wiik. The Board of Directors also proposes that Sven Håkan Björklund, CEO of Nycomed, be elected to the Board.

Proposed dividend
The Board of Directors intends to recommend to the annual general meeting that this year's dividend be raised by 14% to DKK 4 per share of DKK 5 nominal value. This represents an increase in the pay-out ratio from 29% to 31%. Last year, dividend payments were to DKK 3.5 per share of DKK 5. The dividend for the year will be paid automatically via VP Securities Services ("Værdipapircentralen") on 19 December 2006.

Management statement

The Board of Directors and the Executive Management have today considered and adopted the Annual Report of Coloplast A/S for 2005/06.

The Annual Report was prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

We consider the accounting policies applied appropriate.

Executive Management

Sten Scheibye President, CEO	Lene Skole Executive Vice President, CFO
Lars Rasmussen Executive Vice President, COO	Carsten Lønfeldt Executive Vice President

Board of Directors

Director Palle Marcus Chairman	B.Com. Niels Peter Louis-Hansen Deputy Chairman
Director, Supply Chain Governance Erik Andersen	Attorney Per Magid
Michael Pram Rasmussen	CEO Torsten Erik Rasmussen
Production Worker Lise Schachtschabel	Electrician Knud Øllgaard
Ingrid Wiik	

Further information

Investors and financial analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail: dklsk@coloplast.com

Jørgen Fischer Ravn
Head of Investor relations
Tel. +45 3085 1308
E-mail: dkjfr@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

INCOME STATEMENT

1 October 2005 - 30 September 2006

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Group mEUR 2005/06	Group mEUR 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
1	Revenue	7,227	6,232	969	835	3,293	2,720
2,3	Cost of sales	-2,884	-2,443	-387	-327	-1,902	-1,664
	Gross profit	**4,343**	**3,789**	**582**	**508**	**1,391**	**1,056**
2,3	Distribution costs	-2,268	-1,853	-304	-248	-347	-214
2,3,4	Administrative expenses	-816	-694	-109	-93	-253	-250
2,3	Research and development costs	-263	-215	-35	-29	-232	-192
2,3	Other operating income	32	15	4	2	81	125
2,3	Other operating expenses	-13	-16	-2	-2	-8	-9
5	Separate items	-60	-26	-8	-3	0	-26
	Operating profit	**955**	**1,000**	**128**	**135**	**632**	**490**
6	Dividend from investments					276	205
7	Financial income	35	48	5	6	80	75
8	Financial expenses	-264	-211	-36	-28	-227	-152
	Profit before tax	**726**	**837**	**97**	**113**	**761**	**618**
9	Tax on profit for the year	-213	-272	-29	-36	-141	-150
	Net profit for the period, continuing operations	**513**	**565**	**68**	**77**	**620**	**468**
10	Net profit for the period, discontinued operations	102	-10	14	-1	0	0
	Profit for the period	**615**	**555**	**82**	**76**	**620**	**468**
11	Minority interests	-1	-2	0	0	0	0
	Coloplast's share of profit for the period	**614**	**553**	**82**	**76**	**620**	**468**
12	Earnings per Share (EPS) (A and B shares)	11	12			13	9
12	Earnings per Share (EPS) (A and B shares), diluted	11	12			13	9
	Profit distribution:						
	Retained earnings					428	300
13	Proposed dividend for the year					192	168
	Total					**620**	**468**

The Board intends to propose to the Annual General Meeting that dividend for the year to be paid out as follows: DKK 4.00 per share.

BALANCE SHEET

At 30 September 2006

		Group mDKK		Group mEUR		Parent mDKK	
NOTE		2005/06	2004/05	2005/06	2004/05	2005/06	2004/05
	ASSETS						
14,15	Acquired patents and trademarks	1,532	17	205	2	1,597	5
14,15	Goodwill	1,021	327	137	44	522	0
14,15	Software	127	147	17	20	76	78
14,15	Prepayments and assets in progress	25	5	3	1	14	0
	Intangible assets	**2,705**	**496**	**362**	**67**	**2,209**	**83**
14,16	Land and buildings	1,138	1,127	153	151	1	2
14,16	Plant and machinery	642	569	86	76	462	438
14,16	Other fixtures and fittings, tools and equipment	233	211	31	28	120	95
14,16	Prepayments and assets in progress	263	181	35	24	247	174
	Property, plant and equipment	**2,276**	**2,088**	**305**	**279**	**830**	**709**
17	Investments in Group enterprises					1,881	1,893
17	Receivables from Group enterprises					1,191	630
17	Investments in associates	2	2	0	0	0	0
17	Other investments	7	6	1	1	2	2
18	Deferred tax asset	128	160	18	21	0	0
	Investments	**137**	**168**	**19**	**22**	**3,074**	**2,525**
	Non-current assets	**5,118**	**2,752**	**686**	**368**	**6,113**	**3,317**
19	**Inventories**	**844**	**698**	**113**	**94**	**316**	**305**
	Trade receivables	1,598	1,224	215	164	126	113
20	Receivables from Group enterprises					1,125	1,125
	Receivables from associates	7	6	1	1	0	0
27	Income tax	68	0	9	0	39	0
	Other receivables	146	99	20	13	65	56
	Prepayments	52	37	7	5	2	2
21	**Receivables**	**1,871**	**1,366**	**252**	**183**	**1,357**	**1,296**
22	**Marketable securities**	**1**	**334**	**0**	**45**	**1**	**334**
	Cash and bank balances	**148**	**765**	**20**	**103**	**16**	**573**
	Current assets	**2,864**	**3,163**	**385**	**425**	**1,690**	**2,508**
	Assets	**7,982**	**5,915**	**1,071**	**793**	**7,803**	**5,825**

BALANCE SHEET

At 30 September 2006

		Group mDKK		Group mEUR		Parent mDKK	
NOTE		**2005/06**	2004/05	2005/06	2004/05	2005/06	2004/05
	EQUITY AND LIABILITIES						
	Contributed capital	240	240	32	32	240	240
	Fair value reserve	-65	-109	-14	-15	-65	-109
	Proposed dividend for the year	184	162	26	21	184	162
	Retained earnings	2,445	2,219	332	298	3,481	3,175
23	**Equity before minority interests**	**2,804**	**2,512**	**376**	**336**	**3,840**	**3,468**
11	**Minority interests**	**1**	**2**	**0**	**0**	**0**	**0**
	Equity	**2,805**	**2,514**	**376**	**336**	**3,840**	**3,468**
24	Provision for pensions and similar liabilities	106	76	15	10	8	8
13	Provision for deferred tax	147	61	20	8	194	110
25	Other provisions	32	14	4	2	5	5
26	Mortgage debt	595	489	79	66	0	0
26	Other credit institutions	2,118	1,237	284	166	2,114	1,230
	Other payables	72	57	10	8	23	35
26	Deferred income	228	167	31	22	228	167
	Non-current liabilities	**3,298**	**2,101**	**443**	**282**	**2,572**	**1,555**
24	Provision for pensions and similar liabilities	11	4	1	1	1	1
26	Mortgage debt	51	5	7	1	0	0
26	Other credit institutions	226	67	30	9	92	6
	Trade payables	391	300	52	40	182	143
	Payables to Group enterprises					704	161
27	Income tax	148	127	21	17	0	91
	Other payables	950	633	127	85	325	245
	Deferred income	102	164	14	22	87	155
	Current liabilities	**1,879**	**1,300**	**252**	**175**	**1,391**	**802**
	Current and non-current liabilities	**5,177**	**3,401**	**695**	**457**	**3,963**	**2,357**
	Equity and liabilities	**7,982**	**5,915**	**1,071**	**793**	**7,803**	**5,825**

28 Financial instruments
29 Other liabilities
30 Contingent items
31 Transactions with related parties
32 Subsidies
33 Events occurring after the balance sheet date
33 Income statement, quarterly (unaudited)

INCOME STATEMENT

1 October 2005 - 30 September 2006

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Group mEUR 2005/06	Group mEUR 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
1	Revenue	7,227	6,232	969	835	3,293	2,720
2,3	Cost of sales	-2,884	-2,443	-387	-327	-1,902	-1,664
	Gross profit	**4,343**	**3,789**	**582**	**508**	**1,391**	**1,056**
2,3	Distribution costs	-2,268	-1,853	-304	-248	-347	-214
2,3,4	Administrative expenses	-816	-694	-109	-93	-253	-250
2,3	Research and development costs	-263	-215	-35	-29	-232	-192
2,3	Other operating income	32	15	4	2	81	125
2,3	Other operating expenses	-13	-16	-2	-2	-8	-9
5	Separate items	-60	-26	-8	-3	0	-26
	Operating profit	**955**	**1,000**	**128**	**135**	**632**	**490**
6	Dividend from investments					276	205
7	Financial income	35	48	5	6	80	75
8	Financial expenses	-264	-211	-36	-28	-227	-152
	Profit before tax	**726**	**837**	**97**	**113**	**761**	**618**
9	Tax on profit for the year	-213	-272	-29	-36	-141	-150
	Net profit for the period, continuing operations	**513**	**565**	**68**	**77**	**620**	**468**
10	Net profit for the period, discontinued operations	102	-10	14	-1	0	0
	Profit for the period	**615**	**555**	**82**	**76**	**620**	**468**
11	Minority interests	-1	-2	0	0	0	0
	Coloplast's share of profit for the period	**614**	**553**	**82**	**76**	**620**	**468**
12	Earnings per Share (EPS) (A and B shares)	11	12			13	9
12	Earnings per Share (EPS) (A and B shares), diluted	11	12			13	9
	Profit distribution:						
	Retained earnings					428	300
13	Proposed dividend for the year					192	168
	Total					**620**	**468**

The Board intends to propose to the Annual General Meeting that dividend for the year to be paid out as follows: DKK 4.00 per share.

BALANCE SHEET

At 30 September 2006

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Group mEUR 2005/06	Group mEUR 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
	ASSETS						
14,15	Acquired patents and trademarks	1,532	17	205	2	1,597	5
14,15	Goodwill	1,021	327	137	44	522	0
14,15	Software	127	147	17	20	76	78
14,15	Prepayments and assets in progress	25	5	3	1	14	0
	Intangible assets	**2,705**	**496**	**362**	**67**	**2,209**	**83**
14,16	Land and buildings	1,138	1,127	153	151	1	2
14,16	Plant and machinery	642	569	86	76	462	438
14,16	Other fixtures and fittings, tools and equipment	233	211	31	28	120	95
14,16	Prepayments and assets in progress	263	181	35	24	247	174
	Property, plant and equipment	**2,276**	**2,088**	**305**	**279**	**830**	**709**
17	Investments in Group enterprises					1,881	1,893
17	Receivables from Group enterprises					1,191	630
17	Investments in associates	2	2	0	0	0	0
17	Other investments	7	6	1	1	2	2
18	Deferred tax asset	128	160	18	21	0	0
	Investments	**137**	**168**	**19**	**22**	**3,074**	**2,525**
	Non-current assets	**5,118**	**2,752**	**686**	**368**	**6,113**	**3,317**
19	**Inventories**	**844**	**698**	**113**	**94**	**316**	**305**
	Trade receivables	1,598	1,224	215	164	126	113
20	Receivables from Group enterprises					1,125	1,125
	Receivables from associates	7	6	1	1	0	0
27	Income tax	68	0	9	0	39	0
	Other receivables	146	99	20	13	65	56
	Prepayments	52	37	7	5	2	2
21	**Receivables**	**1,871**	**1,366**	**252**	**183**	**1,357**	**1,296**
22	**Marketable securities**	**1**	**334**	**0**	**45**	**1**	**334**
	Cash and bank balances	**148**	**765**	**20**	**103**	**16**	**573**
	Current assets	**2,864**	**3,163**	**385**	**425**	**1,690**	**2,508**
	Assets	**7,982**	**5,915**	**1,071**	**793**	**7,803**	**5,825**

BALANCE SHEET

At 30 September 2006

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Group mEUR 2005/06	Group mEUR 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
	EQUITY AND LIABILITIES						
	Contributed capital	240	240	32	32	240	240
	Fair value reserve	-65	-109	-14	-15	-65	-109
	Proposed dividend for the year	184	162	26	21	184	162
	Retained earnings	2,445	2,219	332	298	3,481	3,175
23	**Equity before minority interests**	**2,804**	**2,512**	**376**	**336**	**3,840**	**3,468**
11	**Minority interests**	**1**	**2**	**0**	**0**	**0**	**0**
	Equity	**2,805**	**2,514**	**376**	**336**	**3,840**	**3,468**
24	Provision for pensions and similar liabilities	106	76	15	10	8	8
18	Provision for deferred tax	147	61	20	8	194	110
25	Other provisions	32	14	4	2	5	5
26	Mortgage debt	595	489	79	66	0	0
26	Other credit institutions	2,118	1,237	284	166	2,114	1,230
	Other payables	72	57	10	8	23	35
26	Deferred income	228	167	31	22	228	167
	Non-current liabilities	**3,298**	**2,101**	**443**	**282**	**2,572**	**1,555**
24	Provision for pensions and similar liabilities	11	4	1	1	1	1
26	Mortgage debt	51	5	7	1	0	0
26	Other credit institutions	226	67	30	9	92	6
	Trade payables	391	300	52	40	182	143
	Payables to Group enterprises					704	161
27	Income tax	148	127	21	17	0	91
	Other payables	950	633	127	85	325	245
	Deferred income	102	164	14	22	87	155
	Current liabilities	**1,879**	**1,300**	**252**	**175**	**1,391**	**802**
	Current and non-current liabilities	**5,177**	**3,401**	**695**	**457**	**3,963**	**2,357**
	Equity and liabilities	**7,982**	**5,915**	**1,071**	**793**	**7,803**	**5,825**

28 Financial instruments
29 Other liabilities
30 Contingent items
31 Transactions with related parties
32 Subsidies
33 Events occurring after the balance sheet date
38 Income statement, quarterly (unaudited)

STATEMENT OF CHANGES IN EQUITY

Group	Contributed capital		Reserve for exchange rate	Reserve for fair	Proposed	Retained	Equity
mDKK	A shares	B shares	adjustment	value	dividend	earnings	total
1.10.2004 - 30.9.2005							
Balance at 1.10.2004 as reported in annual report	18	222	-1	-39	140	2,017	2,357
Effect of changes in accounting policies						-20	-20
Restated value at 1.10.2004	18	222	-1	-39	140	1,997	2,337
Hedging against interest risks				-95			-95
Effect of hedging on deferred tax				26			26
Hedging against exchange rate risks				-2			-2
Effect of hedging on deferred tax				1			1
Net gain/loss not recognised in income statement	0	0	0	-70	0	0	-70
Tax value of loss on employee shares						2	2
Adjustment of opening balances and other adjustments relating to subsidiaries			4			2	6
Profit for the year					168	385	553
Total income for the year	0	0	4	-70	168	389	491
Own shares purchased						-208	-208
Own shares sold						32	32
Dividend on own shares					-6	6	0
Dividend paid out in respect of 2003/04					-140		-140
Balance at 30.9.2005	**18**	**222**	**3**	**-109**	**162**	**2,216**	**2,512**
1.10.2005 - 30.9.2006							
Balance at 1.10.2005 as reported in annual report 18	222	3	-109	162	2,276	2,572	
Effect of changes in accounting policies						-60	-60
Restated value at 1.10.2005	18	222	3	-109	162	2,216	2,512
Hedging against interest risks				57			57
Effect of hedging on deferred tax				-16			-16
Hedging against exchange rate risks				4			4
Effect of hedging on deferred tax				-1			-1
Net gain/loss not recognised in income statement	0	0	0	44	0	0	44
Exchange rate adjustment, assets in foreign currency						-75	-75
Adjustment of opening balances and other adjustments relating to subsidiaries			-21			-10	-31
Profit for the year					192	422	614
Total income for the year	0	0	-21	44	192	337	552
Own shares purchased and loss from exercised options						-98	-98
Own shares sold						0	0
Dividend on own shares					-8	8	0
Dividend paid out in respect of 2004/05					-162		-162
Balance at 30.9.2006	**18**	**222**	**-18**	**-65**	**184**	**2,463**	**2,804**

Free float shares at 30.9.2006 (units):	**A shares**	**B shares**
Issued shares	3,600	44,400
Holdings of own shares (note 23)	0	-1,891
Free float shares	**3,600**	**42,509**

Parent mDKK	Contributed capital A shares	 B shares	Reserve for equity value	Reserve for exchange rate adjustment	Reserve for fair value	Proposed dividend	Retained earnings	Equity total
1.10.2004 - 30.9.2005								
Balance at 1.10.2004 as reported in annual report	18	222	512	-1	-39	140	1,505	2,357
Effect of changes in accounting policies			-512	1			1,532	1,021
Restated value at 1.10.2004	18	222	0	0	-39	140	3,037	3,378
Hedging against interest risks					-95			-95
Effect of hedging on deferred tax					26			26
Hedging against exchange rate risks					-2			-2
Effect of hedging on deferred tax					1			1
Net gain/loss not recognised in income statement	0	0	0	0	-70	0	0	-70
Tax value of loss on employee shares							2	2
Adjustment of opening balances and other adjustments relating to subsidiaries							6	6
Profit for the year						168	300	468
Total income for the year	0	0	0	0	-70	168	308	406
Own shares purchased							-208	-208
Own shares sold							32	32
Dividend on own shares						-6	6	0
Dividend paid out in respect of 2003/04						-140		-140
Balance at 30.9.2005	**18**	**222**	**0**	**0**	**-109**	**162**	**3,175**	**3,468**
1.10.2005 - 30.9.2006								
Balance at 1.10.2005 as reported in annual report	18	222	619	3	-109	162	1,657	2,572
Effect of changes in accounting policies			-619	-3			1,518	896
Restated value at 1.10.2005	18	222	0	0	-109	162	3,175	3,468
Hedging against interest risks					57			57
Effect of hedging on deferred tax					-16			-16
Hedging against exchange rate risks					4			4
Effect of hedging on deferred tax					-1			-1
Net gain/loss not recognised in income statement	0	0	0	0	44	0	0	44
Adjustment of opening balances and other adjustments relating to subsidiaries							-27	-27
Profit for the year						192	428	620
Total income for the year	0	0	0	0	44	192	401	637
Own shares purchased and loss from exercised options							-103	-103
Own shares sold							0	0
Dividend on own shares						-8	8	0
Dividend paid out in respect of 2004/05						-162		-162
Balance at 30.9.2006	**18**	**222**	**0**	**0**	**-65**	**184**	**3,481**	**3,840**

CASH FLOW STATEMENT

1 October 2005 - 30 September 2006

NOTE		Group mDKK		Group mEUR		Parent mDKK	
		2005/06	2004/05	2005/06	2004/05	2005/06	2004/05
	Operating profit continuing operations	955	1,000	128	135	632	490
	Operating profit discontinued operations	-4	-6	-1	-1	0	0
34	Adjustment for non-cash operating items	481	339	64	45	227	138
35	Changes in working capital	109	341	27	45	11	172
	Ingoing interest payments, etc.	25	57	3	8	74	77
	Outgoing interest payments, etc.	-255	-185	-34	-25	-198	-117
	Income tax paid	-320	-193	-42	-26	-148	-35
	Cash flow from operating activities	**991**	**1,353**	**145**	**181**	**598**	**725**
	Investments in intangible assets	-65	-103	-9	-14	-218	-24
	Investments in land and buildings	-23	-43	-3	-6	0	0
	Investments in plant and machinery	-174	-252	-23	-33	-250	-341
	Investments in tangible assets under construction	-218	-104	-29	-14	-73	77
	Fixed assets sold	93	74	12	10	51	146
	Investments in other investments	0	-6	0	-1	0	-2
	Divestment of operations	-2,853	0	-383	0	-1,966	0
	Acquired operations	222	0	30	0	0	0
	Investments in Group enterprises					-75	-158
	Dividend from Group enterprises					276	204
	Cash flow from investing activities	**-3,018**	**-434**	**-405**	**-58**	**-2,255**	**-98**
	Free cash flow	**-2,027**	**919**	**-260**	**123**	**-1,657**	**627**
	Dividend to shareholders	-162	-140	-22	-19	-161	-140
	Dividend to minority interests	-1	-5	0	-1	0	0
	Investment in own shares	-103	-176	-14	-23	-104	-176
	Financing from shareholders	**-266**	**-321**	**-36**	**-43**	**-265**	**-316**
	Financing through long-term borrowing, debt funding	1,055	0	115	0	946	0
	Financing through long-term borrowing, instalments and exchange rate adjustments	-7	-125	-1	-17	0	0
	Cash flow from financing activities	782	-446	78	-60	681	-316
	Net cash flow for the year	**-1,245**	**473**	**-182**	**63**	**-976**	**311**
	Liquid reserves at 1.10.2005	1,028	555	138	75	901	590
	Liquid reserves, acquired operations	89	0	0	0	0	0
	Cash flow for the year	-1,245	473	-182	63	-976	311
36	**Liquid reserves at 30.9.2006**	**-128**	**1,028**	**-44**	**138**	**-75**	**901**
37	Unutilised credit facilities	2,510	2,226	337	298	2,164	1,728
	Financial reserves at 30.9.2006	**2,382**	**3,254**	**293**	**436**	**2,089**	**2,629**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

NOTES

1. Segment information

Primary segment - business activities

Group, 2005/06 mDKK	Medical care + Breast care 2005/06	Medical care + Breast care 2004/05	Not allocated and eliminations 2005/06	Not allocated and eliminations 2004/05	Total 2005/06	Total 2004/05
Revenue	**7,227**	**6,232**	**0**	**0**	**7,227**	**6,232**
Operating profit for segment	1,318	1,262	-363	-262	955	1,000
Share of profit in associates before tax	0	0	0	0	0	0
Profit from ordinary activities before interest	1,318	1,262	-363	-262	955	1,000
Net financial expenses					-229	-163
Profit before tax					**726**	**837**
Tax on profit for the year					-213	-272
Net profit for the period, continuing operations					**513**	**565**
Net profit for the period, discontinued operations					102	-10
Profit for the period					**615**	**555**
Minority interests					-1	-2
Coloplast's share of profit for the period					**614**	**553**
Assets	7,399	4,442	581	1,471	7,980	5,913
Investments in associates	2	2	0	0	2	2
Assets, total					**7,982**	**5,915**
Liabilities	**1,502**	**1,149**	**3,675**	**2,252**	**5,177**	**3,401**
Fixed assets	4,686	2,458	432	294	5,118	2,752
Investment in fixed assets	3,292	432	72	76	3,364	508
Depreciation - property, plant and equipment	319	266	31	44	350	310
Amortisation - intangible assets	58	5	29	25	87	30

Secondary segment - geographical areas

Group, 2005/06 mDKK	Revenue	Fixed assets	Capital expenditure	Liabilities	Assets, total
Europe	5,835	4,714	2,889	4,841	6,907
The Americas	916	364	458	253	815
Rest of the world	476	40	17	83	260
Total	**7,227**	**5,118**	**3,364**	**5,177**	**7,982**

Group, 2005/06 mDKK	Revenue	Fixed assets	Capital expenditure	Liabilities	Assets, total
Europe	5,237	2,587	483	3,076	5,249
The Americas	582	132	23	203	448
Rest of the world	413	33	2	122	218
Total	**6,232**	**2,752**	**508**	**3,401**	**5,915**

Parent

See note 31 Transactions with related parties for information on the parent company's revenue.

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
2.	**Depreciation and amortisation**				
	Specification for the year:				
	Acquired patents and trademarks	46	3	42	1
	Software	41	27	29	26
	Land and buildings	89	86	0	0
	Plant and machinery	188	153	137	124
	Other fixtures and fittings, tools and equipment	73	71	35	34
	Total	**437**	**340**	**243**	**185**
	Depreciation and amortisation are allocated as follows:				
	Cost of sales	296	220	190	128
	Distribution costs	59	40	7	2
	Administrative expenses	42	48	12	23
	Research and development costs	26	16	20	15
	Other operating expenses	14	16	14	17
	Total	**437**	**340**	**243**	**185**
3.	**Staff costs**				
	Salaries, wages and directors' fees	2,117	1,839	936	863
	Pension costs - defined contribution plans (note 24)	83	78	71	65
	Pension costs - defined benefit plans (note 24)	4	7	0	2
	Other social security costs	220	192	17	16
	Total	**2,424**	**2,116**	**1,024**	**946**
	Staff costs are allocated as follows:				
	Cost of sales	752	670	562	568
	Distribution costs	1,113	957	126	90
	Administrative expenses	385	346	180	158
	Research and development costs	134	105	116	92
	Other operating expenses	40	38	40	38
	Total	**2,424**	**2,116**	**1,024**	**946**
	Average number of employees, full time equivalents	6,288	6,159	2,303	2,411
	Number of employees at 30.9., full time equivalents	7,220	6,181	2,344	2,284

The parent applies the Danish FTE calculation method.

	Parent 2005/06	Parent 2004/05
Specification of selected staff costs:		
Remuneration, Group Management	33*	13
Pension and pension contributions, Group Management	4	3
Directors' fees	4	4

Directors receive a fee of DKK 275,000 each.
The Chairman's fee is basic fee plus 175%, the Deputy Chairman's is basic fee plus 50%.

* The amount includes wages, bonus, severance payment, etc. (mDKK 16) for two executive vice presidents in connection with their leaving the company in 2006 and an extraordinary bonus to the Group Management in connection with the acquisition of Mentor's urology business.

Share options are not included in the above remuneration for the Group Management. Share options are specified in note 23.

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
4.	**Fees for auditors appointed by AGM**				
	Overall fees to PricewaterhouseCoopers	17	14	6	4
	Overall fees to Helge Bom A/S	0	0	0	0
	Total fee to other auditors	20	11	0	0
	Total	**37**	**25**	**6**	**4**
	Of which audit fees to - PricewaterhouseCoopers	9	7	2	2
	Of which audit fees to - Helge Bom A/S	0	0	0	0
	Of which audit fees to - other auditors	1	2	0	0
	Total	10	9	2	2
5.	**Separate items**				
	Separate items	60	26	0	26
	Total	**60**	**26**	**0**	**26**

Separate items in the 2005/06 financial year concern costs of relocating sales, marketing and joint functions in the USA to Minneapolis, Minnesota.
In 2004/05, the line item included non-recurring project costs related to an acquisition activity, which has now been discontinued.

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
6.	**Dividend from investments**				
	Dividend accrued from associates and Group enterprises	0	0	276	205
7.	**Financial income**				
	Interest income	26	34	18	26
	Interest income from Group enterprises			57	47
	Exchange rate adjustments	0	14	0	2
	Fair value adjustments transferred from equity (note 28)	5	0	5	0
	Other financial income	4	0	0	0
	Total	**35**	**48**	**80**	**75**
8.	**Financial expenses**				
	Interest expense	159	156	128	118
	Interest expense from Group enterprises			11	1
	Fair value adjustments, share options	64	44	35	27
	Exchange rate adjustments	37	0	53	0
	Fair value adjustments transferred from equity (note 28)	0	6	0	6
	Other financial expenses	4	5	0	0
	Total	**264**	**211**	**227**	**152**

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
9.	**Tax on profit for the year**				
	Tax on profit for the year	121	263	10	84
	Effect of change in tax rate	0	-2	0	-2
	Change in deferred tax on profit for the year	119	2	130	48
		240	263	140	130
	Adjustment relating to prior years	2	27	1	18
	Changes in accounting policies	0	-15	0	2
	Tax related to discontinued operations	-29	-3	0	0
	Total	**213**	**272**	**141**	**150**
	Specification of tax:				
	Tax on profit from ordinary activities	240	263	140	132
	Adjustment of tax for prior years	2	27	1	18
	Changes in accounting policies	0	-15	0	0
	Tax related to discontinued operations	-29	-3	0	0
	Total	**213**	**272**	**141**	**150**
	Tax on equity items	**18**	**-30**	**18**	**-30**
	Balancing of tax rate differences:				
	Danish tax rate, %	28	28	28	28
	Deviation in foreign subsidiaries' tax rate compared to Danish tax rate, %	-1	1	0	0
	Non-taxable income and non-deductible expenses, %	1	3	-9	-7
	Impairment of deferred tax assets, recognition of prior depreciated deferred tax assets and recognition of tax credit, %	1	-2	0	0
	Changes in accounting policies	0	-1	0	0
	Adjustment for prior years, %	0	3	0	3
	Effective tax rate, %	**29**	**32**	**19**	**24**

10. Discontinued operations

Business	Date of sale
Sterling Medical Services LLC	14.4.2006

The amount included 100% of the shares in Sterling Medical Services LLC.

	Group 2005/06	Group 2004/05	Parent 2005/06	Parent 2004/05
Profit for the period until transfer of control;				
Revenue	174	297		
Expenses	-178	-303		
Operating profit	**-4**	**-6**		
Financial expenses, net	-1	-1		
Profit before tax	**-5**	**-7**		
Tax on profit for the period	0	-3		
Profit for the period	**-5**	**-10**		
The discontinued operations affected the income statement as follows:				
Profit for the period until transfer of control	-5	-10		
Gain on sale of discontinued operations	136	0		
Tax on gain on sale	-29	0		
Effect on profit for the period	**102**	**-10**		

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
10.	**Discontinued operations (continued)**				
	The discontinued operations contributed the following cash flows during the period:				
	Cash flow from operating activities	-17	2		
	Cash flow from investing activities	-6	-13		
	Cash flow from financing activities	22	10		
	Cash flow from discontinued operations	-1	-1		
	Net carrying amount before disposal:				
	Intangible assets	37			
	Tangible assets	4			
	Inventories	19			
	Receivables	48			
	Current liabilities	-22			
	Net assets	86			
	Gain on sale of discontinued operations	136			
	Total selling price received in cash	222			
11.	**Minority interests**				
	Minority interests at 1.10.2005	2	5		
	Acquisitions	0	0		
	Share of net profit from subsidiaries	1	2		
	Dividend paid	-2	-5		
	Minority interests at 30.9.2006	1	2		
12.	**Earnings per share (EPS)**				
	Earnings per share reflects the ratio between profit for the year and the year's weighted average of issued, ordinary shares, excluding ordinary shares purchased by the Group and held as own shares (note 23).				
	Profit for the year (Coloplast A/S share net of discontinued operations)	513	565	620	468
	Weighted average of shares (million units)	46.3	46.8	46.3	46.8
	Earnings per share (DKK) (A and B shares)	11	12	13	9
	Earnings per share (DKK) (A and B shares), diluted	11	12	13	9
	Net profit for the period, discontinued operations	102	-10	0	0
	Earnings per share (DKK) (A and B shares)	2	0	0	0
	Earnings per share (DKK) (A and B shares), diluted	2	0	0	0

13. **Dividend per share**

At the annual general meeting due to be held on 13 December 2006, a proposal will be tabled for the distribution of dividend in respect of the 2005/06 financial year of DKK 4.00 per share of DKK 5 nominal value, or an aggregate payment of mDKK 184, corresponding to total dividends of mDKK 192 less dividend on own shares in the amount of mDKK 8.
In the 2004/05 financial year, dividend was DKK 3.50 per share of DKK 5 nominal value, or an aggregate payment of mDKK 162, corresponding to total dividends of mDKK 168 less dividend on own shares in the amount of mDKK 6.

14. Acquisitions

Group, 2005/06
mDKK

Company	Core business activity	Date of acquisition	Acquisition price
Mentor's urology business	Continence/Urology	2.6.2006	2,853

The acquisition includes all shares in the companies Mentor International LLC (Porgés group) and Mentor Medical Ltd.

	Mentor's urology business	
	Carrying amount prior to acquisition	Fair value on date of acquisition
Intangible assets	0	1,678
Property, plant and equipment	174	222
Inventories	230	332
Receivables	332	317
Provisions, including deferred tax	3	-11
Non-current liabilities	-56	-56
Current liabilities	-347	-347
Net assets	**336**	**2,135**
Goodwill		718
Total acquisition price		2,853
Cash funds in acquired business		89
Total cash amount paid		**2,942**
The acquisiiton price breaks down as follows		
Cash		2,773
Acquisition costs		80
Total		**2,853**

As a result of the business combination, Coloplast has resolved to divest its urisheath business in Great Britain. Consequently, Coloplast has signed an agreement with Rochester Medical Corp., under which Rochester acquires the rights to Mentor's urisheaths in Great Britain as at 2 June 2006.

The calculated goodwill represents the existing staff and know-how as well as expected synergies from the combination with the Coloplast Group.

The financial result before tax on the acquired urology business was a loss of mDKK 145.

Information about the combined revenue and the combined financial results at the beginning of the financial year is not available, because Mentor and Coloplast have different financial year and because separate financial statements were not prepared for Mentor's urology business, which was instead an integral part of the Mentor Corporation.

The acquisition price included a share of derivative financial instruments, representing mDKK 122 of the acquisition price, used to hedge the acquisition amount.

Of the total intangible assets, mDKK 2,033 was acquired by the parent company.

15. Intangible assets

Group, 2005/06 mDKK	Goodwill	Acquired patents and trademarks	Software	Intangible assets in progress	Total intangible assets
Total cost at 1.10.2005	327	29	266	5	627
Exchange rate and other adjustments	-26	-56	-1	0	-83
Disposal through divestment	0	0	-37	0	-37
Acquisition through acquired operations	720	1,680	36	0	2,436
Purchases and improvements during the year	0	0	40	25	65
Reclassification	0	0	5	-5	0
Disposals during the year	0	-63	0	0	-63
Total cost at 30.9.2006	**1,021**	**1,590**	**309**	**25**	**2,945**
Total amortisation at 1.10.2005	0	12	119	0	131
Exchange rate and other adjustments	0	0	0	0	0
Acquisition through acquired operations	0	0	22	0	22
Amortisation for the year	0	46	41	0	87
Amortisation reversed on disposals during the year	0	0	0	0	0
Total amortisation at 30.9.2006	**0**	**58**	**182**	**0**	**240**
Recognised value at 30.9.2006	**1,021**	**1,532**	**127**	**25**	**2,705**

Intangible fixed assets acquired from third parties

Management has performed an impairment test of the carrying amount of goodwill as per 30.9.2006. The impairment test did not result in impairment loss. In the impairment test, the net present value of cash flows was compared with the net asset value in each cash generating unit. Cash flows are based on budgets and strategy plans for the 2006/07 - 2010/11 financial years, and assumptions acquired in the last year are used to calculate the terminal value. Budgets and strategy plans are based on specific assumptions for each cash generating unit regarding sales, operating profit, working capital, investments in fixed assets, and more overall assumptions for the projection period.

Previously acquired goodwill relates mainly to the HomeCare business in Germany. The impairment tests conducted applied detailed budgets for the initial three year-period as apporved by management, according to which the market for medical devices is expected to grow by 5-7%, while assumptions of 3% sales growth are used for subsequent years.

Due to planned efficiency improvements in logistics and distribution and an assumption of unchanged working capital, the EBIT margin is expected to increase and be above the market growth and the cash flow is expected to improve. The tax rate for tax payable is 40%.

The weighted cost of capital of each cash-generating unit is used to discount future cash flows. In the impairment tests conducted, the average cost of capital was 6.8 % after tax (9.5% before tax).

Goodwill acquired on the acquisition of Mentor's urology business on 2 June 2006 is valued in accordance with the analyses and calculations performed in connection with the allocation of the acquisition price. The assumptions of the valuation are based on long-term targets for the Coloplast Group, including anticipated integration synergies and a stronger foundation for growth, especially in the USA.

The acquisition is expected to contribute favourably to economic profit after three full years and it supports the Coloplast group's long-term goals leading up to 2012.

15. Intangible assets

Group, 2004/05 mDKK	Goodwill	Acquired patents and trademarks	Software	Intangible assets in progress	Total intangible assets
Total cost at 1.10.2004	298	22	171	31	522
Exchange rate and other adjustments	1	0	2	-1	2
Purchases and improvements during the year	28	7	59	9	103
Reclassification	0	0	34	-34	0
Disposals during the year	0	0	0	0	0
Total cost at 30.9.2005	**327**	**29**	**266**	**5**	**627**
Total amortisation at 1.10.2004	0	9	88	0	97
Exchange rate and other adjustments	0	0	0	0	0
Amortisation for the year	0	3	31	0	34
Amortisation reversed on disposals during the year	0	0	0	0	0
Total amortisation at 30.9.2005	**0**	**12**	**119**	**0**	**131**
Recognised value at 30.9.2005	**327**	**17**	**147**	**5**	**496**

Management has conducted an impairment test of the book value of goodwill as per 30 September 2006. The impairment test did not result in impairment loss. In the impairment test, the net present value of cash flows was compared with the net asset value in each cash generating unit. Cash flows are based on budgets and strategy plans for the 2005/06 - 2009/10 financial years, and assumptions for the last year are used to calculate the terminal value. Budgets and strategy plans are based on assumptions for each cash generating unit regarding sales, operating profit, working capital, investments in fixed assets, and more overall assumptions for the projection period. The impairment tests conducted applied detailed management-approved budgets for the initial three year-period, according to which the market for medical devices is expected to grow by 5-7 %. In addition, expected changes in reimbursement prices are incorporated in the detail budgets and assumptions of 3% sales growth equal to the market growth are used for subsequent years.
Due to planned efficiency improvements in logistic and distribution and an assumption of unchanged working capital, EBIT margin is expected to increase and be above the market growth and the cash flow is expected to improve. The tax rate for tax payable is 40%. The weighted cost of capital of each cash-generating unit is used to discount future cash flows. In the impairment tests conducted, the average cost of capital was 6.8 % after tax (9.5% before tax).

15. Intangible assets

Parent, 2005/06 mDKK	Goodwill	Acquired patents and trademarks	Software	Intangible assets in progress	Total intangible assets
Total cost at 1.10.2005	0	13	179	0	192
Exchange rate and other adjustments	0	0	0	0	0
Acquisition through acquired operations	522	1,511	0	0	2,033
Purchases and improvements during the year	0	177	27	14	218
Disposals during the year	0	-54	0	0	-54
Total cost at 30.9.2006	**522**	**1,647**	**206**	**14**	**2,389**
Total amortisation at 1.10.2005	0	8	101	0	109
Exchange rate and other adjustments	0	0	0	0	0
Amortisation for the year	0	42	29	0	71
Amortisation reversed on disposals during the year	0	0	0	0	0
Total amortisation at 30.9.2006	**0**	**50**	**130**	**0**	**180**
Recognised value at 30.9.2006	**522**	**1,597**	**76**	**14**	**2,209**

Parent, 2004/05 mDKK	Goodwill	Acquired patents and trademarks	Software	Intangible assets in progress	Total intangible assets
Total cost at 1.10.2004	0	13	155	0	168
Exchange rate and other adjustments	0	0	0	0	0
Purchases and improvements during the year	0	0	24	0	24
Disposals during the year	0	0	0	0	0
Total cost at 30.9.2005	**0**	**13**	**179**	**0**	**192**
Total amortisation at 1.10.2004	0	7	76	0	83
Exchange rate and other adjustments	0	0	0	0	0
Amortisation for the year	0	1	25	0	26
Amortisation reversed on disposals during the year	0	0	0	0	0
Total amortisation at 30.9.2005	**0**	**8**	**101**	**0**	**109**
Recognised value at 30.9.2005	**0**	**5**	**78**	**0**	**83**

16. Property, plant and equipment

Group, 2005/06 mDKK	Land and buildings	Production plant and machinery	Fixtures and fittings tools and equipment	Prepayments and assets in progress	Total property, plant and equipment
Total cost at 1.10.2005	1,648	1,810	620	181	4,259
Exchange rate and other adjustments	-28	-46	-6	0	-80
Disposal through divestment	0	0	-6	0	-6
Acquisition through acquired operations	169	243	30	6	448
Reclassification	1	114	27	-142	0
Purchases and improvements during the year	23	89	85	218	415
Disposals during the year	-22	-26	-76	0	-124
Total cost at 30.9.2006	**1,791**	**2,184**	**674**	**263**	**4,912**
Total depreciation at 1.10.2005	521	1,241	409	0	2,171
Exchange rate and other adjustments	-5	-36	-4	0	-45
Disposal through divestment	0	0	0	0	0
Acquisition through acquired operations	54	168	22	0	244
Reclassification	0	0	0	0	0
Depreciation for the year	89	188	73	0	350
Depreciation reversed on disposals during the year	-6	-19	-59	0	-84
Total depreciation at 30.9.2006	**653**	**1,542**	**441**	**0**	**2,636**
Recognised value at 30.9.2006	**1,138**	**642**	**233**	**263**	**2,276**
Additions during the year include finance leases amounting to	0	0	4	0	4
Gross amount, fully depreciated Property, plant and equipement	0	824	127	0	951

According to the latest public assessment, the cash value of Danish land and buildings amounts to mDKK 697 (2004/05: mDKK 666). The Group has signed agreements with contractors for the supply of buildings, technical plant and machinery of mDKK 143 (2004/05: mDKK 78).The Group's mortgage loans have been secured against land and buildings in the amount of mDKK 646 (2004/05: mDKK 482).

Group, 2004/05 mDKK	Land and buildings	Production plant and machinery	Fixtures and fittings tools and equipment	Prepayments and assets in progress	Total property, plant and equipment
Total cost at 1.10.2004	1,642	1,507	583	284	4,016
Exchange rate and other adjustments	0	0	4	0	4
Reclassification	33	166	8	-207	0
Purchases and improvements during the year	43	174	78	104	399
Disposals during the year	-70	-37	-53	0	-160
Total cost at 30.9.2005	**1,648**	**1,810**	**620**	**181**	**4,259**
Total depreciation at 1.10.2004	451	1,110	369	0	1,930
Exchange rate and other adjustments	1	0	3	0	4
Reclassification	0	0	0	0	0
Depreciation for the year	87	153	73	0	313
Depreciation reversed on disposals during the year	-18	-22	-36	0	-76
Total depreciation at 30.9.2005	**521**	**1,241**	**409**	**0**	**2,171**
Recognised value at 30.9.2005	**1,127**	**569**	**211**	**181**	**2,088**
Additions during the year include finance leases amounting to	0	0	4	0	4

16. Property, plant and equipment

Parent, 2005/06 mDKK	Land and buildings	Production plant and machinery	Fixtures and fittings tools and equipment	Prepayments and assets in progress	Total property, plant and equipment
Total cost at 1.10.2005	3	1,259	266	174	1,702
Exchange rate and other adjustments	0	0	0	0	0
Reclassification	0	114	27	-141	0
Purchases and improvements during the year	0	70	39	214	323
Disposals during the year	-2	-99	-20	0	-121
Total cost at 30.9.2006	**1**	**1,344**	**312**	**247**	**1,904**
Total depreciation at 1.10.2005	1	821	171	0	993
Exchange rate and other adjustments	0	0	0	0	0
Reclassification	0	0	0	0	0
Depreciation for the year	0	137	35	0	172
Depreciation reversed on disposals during the year	-1	-76	-14	0	-91
Total depreciation at 30.9.2006	**0**	**882**	**192**	**0**	**1,074**
Recognised value at 30.9.2006	**1**	**462**	**120**	**247**	**830**
Gross amount, fully depreciated Property, plant and equipement	0	584	108	0	692

According to the latest public assessment, the cash value of Danish land and buildings amounts to mDKK 1 (2004/05: mDKK 4). The parent company has signed agreements with contractors for the supply of buildings, technical plant and machinery of mDKK 68 (2004/05: mDKK 76). The parent company's mortgage loans have been secured against land and buildings in the amount of mDKK 0 (2004/05: mDKK 0).

Parent, 2004/05 mDKK	Land and buildings	Production plant and machinery	Fixtures and fittings tools and equipment	Prepayments and assets in progress	Total property, plant and equipment
Total cost at 1.10.2004	354	1,177	256	257	2,044
Exchange rate and other adjustments	0	0	0	0	0
Reclassification	0	166	8	-174	0
Purchases and improvements during the year	0	141	26	97	264
Disposals during the year	-351	-225	-24	-6	-606
Total cost at 30.9.2005	**3**	**1,259**	**266**	**174**	**1,702**
Total depreciation at 1.10.2004	174	837	154	0	1,165
Exchange rate and other adjustments	0	0	0	0	0
Reclassification	0	0	0	0	0
Depreciation for the year	0	124	34	0	158
Depreciation reversed on disposals during the year	-173	-140	-17	0	-330
Total depreciation at 30.9.2005	**1**	**821**	**171**	**0**	**993**
Recognised value at 30.9.2005	**2**	**438**	**95**	**174**	**709**

17. Investments

Group, 2005/06

mDKK	Investments in associates	Other investments
Total cost at 1.10.2005	0	6
Capital investments during the year	0	1
Total cost at 30.9.2006	**0**	**7**
Revaluation at 1.10.2005	2	0
Profit from Group enterprises	1	0
Dividend received	-1	0
Total revaluation at 30.9.2006	**2**	**0**
Impairment at 1.10.2005	0	0
Adjustment at year-end exchange rates	0	0
Total impairment at 30.9.2006	**0**	**0**
Value of investments	**2**	**7**
Internal Group profit	0	0
Recognised value at 30.9.2006	**2**	**7**
Total assets	**2**	**0**

Group, 2004/05

mDKK	Investments in associates	Other investments
Total cost at 1.10.2004	0	16
Disposals during the year	0	-16
Capital investments during the year	0	6
Total cost at 30.9.2005	**0**	**6**
Revaluation at 1.10.2004	2	0
Profit from Group enterprises	1	0
Dividend received	-1	0
Total revaluation at 30.9.2005	**2**	**0**
Impairment at 1.10.2004	0	-16
Disposals during the year	0	16
Adjustment at year-end exchange rates	0	0
Total impairment at 30.9.2005	**0**	**0**
Set-offs in receivables, Group enterprises	0	0
Value of investments	**2**	**6**
Internal Group profit	0	0
Recognised value at 30.9.2005	**2**	**6**

17. Investments

Parent, 2005/06 mDKK	Investments in Group enterprises	Investments in associates	Receivables from Group enterprises	Other investments
Total cost at 1.10.2005	2,246	0	630	2
Capital investments during the year	-12	0	561	0
Total cost at 30.9.2006	**2,234**	**0**	**1,191**	**2**
Impairment at 1.10.2005	-353	0	0	0
Total impairment at 30.9.2006	**-353**	**0**	**0**	**0**
Recognised value at 30.9.2006	**1,881**	**0**	**1,191**	**2**

Parent, 2004/05 mDKK	Investments in Group enterprises	Investments in associates	Receivables from Group enterprises	Other investments
Total cost at 1.10.2004	2,091	0	532	2
Capital investments during the year	155	0	98	0
Total cost at 30.9.2005	**2,246**	**0**	**630**	**2**
Impairment at 1.10.2004	-353	0	0	0
Total impairment at 30.9.2005	**-353**	**0**	**0**	**0**
Recognised value at 30.9.2005	**1,893**	**0**	**630**	**2**

18. Deferred tax

	Group mDKK		Parent mDKK	
	2005/06	2004/05	2005/06	2004/05
Deferred tax, opening balance	-99	-73	110	11
Deferred tax, acquisition of operations	10	0	0	0
Effect of change in accounting policies	-5	-24	-67	53
Effect of change in tax percentage	0	-2	0	-2
Restatement, previous years	0	0	-7	0
Exchange-rate adjustment	5	-2	0	0
Change in deferred tax - charged to equity	-11	2	28	0
Change in deferred tax - charged to income statement	119	0	130	48
	19	-99	194	110
Of which, deferred tax asset	128	160	0	0
Provision for deferred tax	**147**	**61**	**194**	**110**
Calculation of deferred tax is based on the following items:				
Intangible assets	332	-6	367	-16
Property, plant and equipment	54	-8	11	7
Indirect cost of sales	39	44	23	20
Non-realised gain from the intra-group sales of goods	-78	-90	0	0
Jointly taxed companies	53		53	116
Tax losses carried forward and tax credits	-246		-207	0
Other	-135	-39	-53	-17
Total	**19**	**-99**	**194**	**110**

Tax losses carried forward

Deferred tax assets are recognised in tax losses carried forward, which correspond to income likely to be realised in the future.

	2005/06	2004/05
Tax loss expiring:		
within 1 year	3	4
within 1 to 5 years	7	22
in more than 5 years	424	389
Total	**434**	**415**
Deferred tax assets included in total	6	24
Temporary, deductible differences and unutilised tax deductions	**172**	**280**
Including deferred taxable assets	0	79
Not recognised tax deficit and temporary deductible differences	**600**	**592**

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
19.	**Inventories**				
	Raw materials and consumables	171	134	69	74
	Work in progress	179	131	110	115
	Manufactured goods	494	433	137	116
	Inventories	**844**	**698**	**316**	**305**
	Share of inventories representing indirect cost of sales	194	168	84	72
	Inventory write-downs during period	43	23	9	3
	Cost of sales includes the year's cost of goods sold				
	The amount of inventories stated at net realisable value is insignificant, and the Group has not provided inventories as security for debt items.				
20.	**Receivables from Group enterprises**				
	Receivables from Group enterprises			1,125	1,125
	Total			**1,125**	**1,125**
21.	**Receivables**				
	Portion of receivables falling due after more than one year after the balance sheet date				
	Other long-term receivables	25	23	20	19
	Most of the long-term receivables fall due within three years of the balance sheet date.				
	Rentesatsen på tilgodehavenderne er 0%.				
	At the balance sheet date, provisions for bad debts amounted to	90	57	1	2
22.	**Marketable securities**				
	Holdings of securities at 30.9.2006 consists mainly of Danish bonds with a duration of more than 3.	1	334	1	334

23. Equity investments

Own shares	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05
	Number of B shares		% of B share capital		Nominal value B shares	
Holdings of own shares 1.10.2005	1,604,249	1,183,486	3.61%	2.67%	8,021,245	5,917,430
Acquired during the year	288,000	538,750	0.65%	1.21%	1,440,000	2,693,750
Sold during the year	-1,450	-117,987	0.00%	-0.27%	-7,250	-589,935
Holdings of own shares 30.9.2006	**1,890,799**	**1,604,249**	**4.26%**	**3.61%**	**9,453,995**	**8,021,245**

During the financial year, the company acquired own shares pursuant to authorisation from the shareholders in general meeting. The aggregate acquisition price of the shares was mDKK 104. Own shares are used mainly to hedge employee incentive schemes. The Group does not hold A shares.

Group Management and Director' holdings of Coloplast shares	Nominal value A shares	Nominal value B shares
Group Management	0	64,230
Directors	12,285,000	7,450,360
	12,285,000	**7,514,590**

Share options

Six share option programmes (B shares) have been set up for Group Management and senior managers.

Share options have effected the profit for the year as follows:	2005/06	2004/05
Employee costs - equity settled-programmes	3	0
Employee costs - cash settled-programmes	19	11
Financial costs - cash settled-programmes incl. exercised options	64	44
Total share option costs	**86**	**55**

Issued in	Number of employees	Number of share options	Share options lapsed	Share options exercised	Out-standing at 30.09.2006	Exercise price	Exercisable from	Exercisable no later than
November 2000	120	130,000	11,000	111,900	7,100	185.5	November 2001	31.12.2006
November 2000	120	130,000	16,200	91,400	22,400	196.5	November 2002	31.12.2007
November 2001	140	117,050	14,700	60,400	41,950	273	November 2003	31.12.2008
November 2001	140	117,050	17,200	50,500	49,350	289.5	November 2004	31.12.2009
December 2002	182	289,800	38,000	10,800	241,000	263.5	November 2006	31.12.2011
December 2003	191	279,960	23,200	11,900	244,860	266	November 2007	31.12.2012
December 2004	217	202,120	17,700	5,980	178,440	284	November 2008	31.12.2013
December 2005	209	177,625	5,575	3,875	168,175	332	November 2009	31.12.2014

From 2002 to 2005, option programmes were set up to cover the achievement of specific consolidated EP and EBIT targets. Where only one of the targets was achieved, 50% of the programme was awarded.

Coloplast has holdings of own shares to hedge the exercise of the share option programme, so the exercising of options does not impact the consolidated cash resources as a result of the purchase of Coloplast shares in the market.
The average share price at the exercise dates during the year was DKK 441.

The recognised carrying amount of the option schemes was mDKK 147 at 30 September 2006, while the fair value of the earned option schemes was mDKK 178.

Group Management's share of options issued is:

		November 2000	November 2001	December 2002	December 2003	December 2004	December 2005
Sten Scheibye	Allocated	10,000	9,000	8,400	8,000	5,000	4,000
	Exercised	10,000	0	0	0	0	0
Carsten Lønfeldt	Allocated	8,000	7,000	6,000	5,700	3,650	3,000
	Exercised	4,000	3,500	0	0	0	0
Lars Rasmussen	Allocated	5,000	7,000	6,000	5,700	3,650	3,000
	Exercised	0	7,000	0	0	0	0
Lene Skole	Allocated						3,000
	Exercised						0

At 30 September 2006 the fair value of options held by Group Management was mDKK 15.

The value of the options calculated at the time of grant (calculated using the Black & Scholes formula) does not exceed two months' pay.
Calculation of the fair value of the options is based on the following assumptions:
The interest rate applied is the Danish government bond yield.
Volatility in the share is calculated as monthly averages (end to end) over five years.
On average, the share options are exercised one year into the exercise period.

24. **Provisions for pensions and similar liabilities**

Defined contribution plans

The Group offers pension plans to certain groups of employees in Denmark and abroad. Most of the pension plans are defined contribution plans. The Group funds the plans through regular payments of premiums to independent insurance companies responsible for the pension liabilities towards the beneficiaries. Once the pension payments for defined contribution plans have been made, the Group has no further liabilities towards existing or retired employees. Payments for defined contribution plans are recognised in the income statement when paid. In 2005/06, mDKK 83 (2004/05: mDKK 78) was recognised.

Defined benefit plans

For certain groups of employees in foreign subsidiaries the Group has signed agreements to pay defined benefits, including pension payments. These liabilities are not or are only partly covered by insurance. Uncovered liabilities are recognised in the balance sheet and in the income statement as indicated below. The figures below include liabilities regarding the post-service remuneration scheme applicable to Board members prior to the amendment to the Articles of Association adopted at the Annual General Meeting in 2002.

	Group mDKK		Parent mDKK	
	2005/06	2004/05	2005/06	2004/05
Amounts recognised in the balance sheet are as follows:				
Present value of financed liabilities	199	168	0	0
Fair value of assets	-154	-126	0	0
	45	42	0	0
Present value of non-financed liabilities	84	36	9	9
Unrecognised actuarial gains and losses	-12	2	0	0
Liability stated in balance sheet	117	80	9	9
Amounts recognised in the income statement are as follows:				
Current service costs	12	9	0	2
Interest costs	10	6	0	0
Terminated pension schemes	-9	0	0	0
Expected returns from assets	-9	-8	0	0
Total amount recognised as staff costs (note 3)	4	7	0	2
Actual returns on assets amounted to	12	17	0	0
Changes in liabilities recognised in the balance sheet:				
Liability 1.10.2005	80	83	9	7
Transferred from other provisions	0	1	0	0
Additions through acquired operations	47	0	0	0
Exchange rate adjustments	-1	2	0	0
Total cost, as indicated above	4	7	0	2
Contribution from employees	0	1	0	0
Benefits paid out	-13	-14	0	0
Liability 30.9.2006	117	80	9	9
Short-term liability amounted to	11	4	1	1
The key actuarial assumptions are as follows (weighted average):				
Discount rate, %	4	4	1	1
Expected returns from assets, %	2	3	0	0
Future salary increases, %	3	2	0	0
Future pension benefit increases, %	2	2	5	5

25. Other provisions

Group, 2005/06 mDKK	Warranties	Legal claims	Others	Total
Provisions at 1.10.2005	3	5	6	14
Additional provisions	1	2	20	23
Acquisition through acquired operations	0	0	0	0
Disposals through divestment	0	0	0	0
Unused amounts reversed	-2	0	0	-2
Charged to the income statement	-1	2	20	21
Used during the year	0	0	-3	-3
Provisions at 30.09.2006	2	7	23	32

Parent, 2005/06 mDKK	Warranties	Legal claims	Others	Total
Provisions at 1.10.2005	0	5	0	5
Additional provisions	0	0	0	0
Acquisition through acquired operations	0	0	0	0
Unused amounts reversed	0	0	0	0
Charged to the income statement	0	0	0	0
Used during the year	0	0	0	0
Provisions at 30.9.2006	0	5	0	5

Legal claims
The amounts are gross amounts relating to certain legal claims. Having consulted external legal experts, the management believes that any losses resulting from these legal claims will not exceed the provisions made.

26. Mortgage debt

	Group mDKK 2005/06	Group mDKK 2004/05
Falling due in:		
less than 1 year	277	72
1 to 5 years	43	39
more than 5 years	2,670	1,687
Total	**2,990**	**1,798**

Mortgage loans have been secured against land and buildings in the amount of mDKK 646.

Net interest-bearing debt including swap facility at 30.9.2006	2005/06	2004/05
Mortgage debt	646	494
Other credit institutions	2,344	1,304
Marketable securities	-1	-334
Bank balances	-148	-764
Deferred income items	228	167
Total	**3,069**	**867**

The fair value of net interest-bearing debt is mDKK 3,070, of which mDKK 3,069 has been recognised in balance sheet.
The difference in value is the difference between the market value of the mortgage and the outstanding debt.
The deferred income item represents refinancing via a swap facility.

Specification of currency split and interest structure for net interest-bearing debt:

Principal in mDKK/ Interest rate pa		USD	Rate %	GBP	Rate %	EUR	Rate %	DKK	Rate %	Others	Rate %	Total 05/06	Total 04/05
Less than 1 yr	Receivables	-30	0-1	-23	0-3	-62	0-2	-4	0-3	-29	1-6	-148	-764
	Payables	25	5	34	1-7	100	2-5	6	5	112	3-5	277	72
	Swap											0	0
Total, less than 1 yr		-5		11		38		2		83		129	-692
1 to 5 yrs	Receivables					-1	0					-1	-334
	Payables					14	3-5	25	5	4	5	43	39
	Swap											0	0
Total, 1 to 5 yrs		0		0		13		25		4		42	-295
More than 5 yrs	Receivables											0	0
	Payables	1,178	5			854	5-6	638	4-5			2,670	1,687
	Swap	-1,178	5			1,406	5					228	167
Total, more than 5 yrs		0		0		2,260		638		0		2,898	1,854
Total 2005/06		-5		11		2,311		665		87		3,069	
Total 2004/05		-9		-25		1,460		-526		-33			867

The parent company has a fixed-interest loan of mUSD 200, raised as a private placement and with a remaining duration of 7 years, and a club facility of mEUR 100 with a duration of 5 years. The loans have been converted into a fixed-interest EUR-denominated loans through bank swaps.
Coloplast policy is for at least 25% of loans to carry fixed-interest. At the balance sheet date, 85% of loans carried fixed interest.

26. Mortgage debt (continued)

	Parent mDKK 2005/06	Parent mDKK 2004/05
Falling due in:		
Less than 1 year	92	6
1 to 5 years	0	0
more than 5 years	2,114	1,230
Total	**2,206**	**1,236**

Net interest-bearing debt including swap facility at 30.9.2006

	2005/06	2004/05
Mortgage debt	0	0
Other credit institutions	2,206	1,236
Interest-bearing payables to Group enterprises	704	161
Interest-bearing receivables from Group enterprises	-2,316	-1,755
Marketable securities	-1	-334
Bank balances	-16	-573
Deferred income items	228	167
Total	**805**	**-1,098**

The fair value of net, interest-bearing debt is mDKK 805, of which mDKK 805 is recognised in the balance sheet.
The deferred income item represents refinancing via a swap facility.

Specification of currency split and interest structure for net interest-bearing debt:

Principal in mDKK/ Interest rate pa		USD	Rate %	GBP	Rate %	EUR	Rate %	DKK	Rate %	Others	Rate %	Total 05/06	Total 04/05
Less than 1 yr	Receivables	-45	3-5	-101	5-6	-558	3-5	-21	2-3	-536	1-16	-1,261	-1,698
	Payables	43	3-5	16	4-6	443	3-5	85	2-3	209	3-16	796	166
	Swap											0	0
Total, less than 1 yr		-2		-85		-115		64		-327		-465	-1,532
1 to 5 yrs	Receivables	-49	5-6	-136	6	-89	3-4					-274	-920
	Payables											0	-5
	Swap											0	0
Total, 1 to 5 yrs		-49		-136		-89		0		0		-274	-925
More than 5 yrs	Receivables	-210	5-6	-57	6	-515	3-4			-16	4-5	-798	-44
	Payables	1,178	5			736	5	200	2-3			2,114	1,236
	Swap	-1,178	5			1,406	5					228	167
Total, more than 5 yrs		-210		-57		1,627		200		-16		1,544	1,359
Total 2005/06		-261		-278		1,423		264		-343		805	
Total 2004/05		-213		-236		921		-1,113		-457			-1,098

The parent company has a fixed-interest loan of mUSD 200, raised as a private placement and with a remaining duration of 7 years, and a club facility of mEUR 100 with a duration of 5 years. The loans have been converted into a fixed-interest EUR-denominated loans through bank swaps.

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05
27.	**Income tax**				
	Opening balance	127	61	91	53
	Payable tax on acquired operations	138	0	0	0
	Adjustment for exchange rate changes	0	1	0	0
	Adjustment, prior years	-4	24	8	18
	Tax on profit for the year	121	263	10	84
	Tax on equity items	18	-29	18	-29
	Tax on equity items, transferred to deferred tax	0	0	-18	0
	Tax paid during the year	-320	-193	-148	-35
		80	127	-39	91
	Of which receivable income tax	68	0	39	0
	Income tax balance at 30.9.2006	**148**	127	**0**	91

Parent, 2005/06
mDKK

28. Derivative financial instruments

All derivative financial instruments are managed and controlled by the parent company. Accordingly, the information provided in note 28 applies to both the parent company and to the Group. It is Coloplast's policy to hedge recognised positions and the future cash flows in foreign currencies for up to 18 months.

Equity - reserve for fair value

	Interest instruments	Forward contracts	Total
Gains and losses on restatement at fair value	-152	0	-152
Deferred tax	43	0	43
Balance at 1.10.2005	-109	0	-109
Changes in 2005/06:			
Gains and losses resulting from changes in fair value	57	9	66
Deferred tax	-16	-3	-19
	41	6	47
Transferred to income statement	0	5	5
Deferred tax	0	-2	-2
	0	3	3
At 30.9.2006, the fair value reserve amounts to	**-68**	**3**	**-65**
Representing:			
Gains and losses, gross	-95	4	-91
Deferred tax	27	-1	26
Balance at 30.09.2006	**-68**	**3**	**-65**

28. **Derivative financial instruments (continued)**

Parent, 2005/06
mDKK

Holdings of derivative financial instruments

mDKK	Amount of contract	Loss/gain when stated at mkt. value at 30.09.2006	Amount incl. in Income statement for 2005/06	Transferred to Reserve for fair value	Expiry period
Forward exchange contracts outstanding at 30.09.2006 to hedge future cash flows					
USD	75	-1	0	-1	Nov. 2006 - Dec. 2006
GBP	291	1	0	1	Oct. 2006 - Nov. 2006
EUR	158	0	0	0	Nov. 2006
JPY	61	1	0	0	Oct. 2006 - Feb. 2007
Others	176	2	0	0	Oct. 2006 - Dec. 2006
Total	**761**	**3**	**0**	**0**	
Other forward exchange contracts outstanding at 30.09.2006					
USD	228	-1	-1	0	Nov. 2006 - Jan. 2007
GBP	541	3	3	0	Oct. 2006 - Nov. 2006
JPY	30	0	0	0	Oct. 2006 - Dec. 2006
Others	141	1	1	0	Oct. 2006 - Nov. 2006
Total	**940**	**3**	**3**	**0**	
Currency and interest swaps at 30.9.2006 to hedge future cash flows					
USD/EUR	1,178	-91	-61	-91	Aug. 2011 - Apr. 2013
Total	**1,178**	**-91**	**-61**	**-91**	

Forward exchange contracts are used to hedge future net cash flows in foreign currencies for up to about eight months.

29. **Other liabilities**

Group	mDKK 2005/06				mDKK 2004/05			
Falling due in:	Operating leases	Rent	Other	Total	Operating leases	Rent	Other	Total
less than 1 year	21	73	14	108	18	57	10	85
1 to 5 years	21	118	38	177	15	183	5	203
more than 5 years	11	20	9	40	1	143	9	153
Total	**53**	**211**	**61**	**325**	**34**	**383**	**24**	**441**

Operating lease payments included in income statement account for mDKK 18 (2004/05 mDKK 24).

Operating leases represent primarily leasing of cars, and there are no purchasing rights attaching to operating leases.

Parent	mDKK 2005/06				mDKK 2004/05			
Falling due in:	Operating leases	Rent	Other	Total	Operating leases	Rent	Other	Total
less than 1 year	1	6	0	7	2	7	0	9
1 to 5 years	1	10	0	11	2	9	0	11
more than 5 years	0	4	0	4	0	5	0	5
Total	**2**	**20**	**0**	**22**	**4**	**21**	**0**	**25**

NOTE

30. **Contingent items**

At 30 September 2006, the parent company had provided guarantees for loans raised by Group enterprises and associates amounting to mDKK 425 (2004/04 mDKK 425).

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.

31. **Transactions with related parties**

Related parties to the Coloplast Group include members of the Board of Directors and the Group Management, main shareholders of the parent company, Coloplast A/S, and the Group's associates.

Related parties to the parent company include members of the parent company's Board of Directors and Management, as well as Group enterprises and associates.

The Coloplast Group and the Parent Company have had the following material transactions with related parties:

	Group mDKK		Parent mDKK	
	2005/06	2004/05	2005/06	2004/05
Transactions with associates				
Sales to Amoena spol.s.r.o.	6	5		
Sales to Amoena Kft.	3	3		
Sales to Amoena Portugal Lda.	2	2		
Sales of goods and services to associates	**11**	**10**		
Transactions with Group enterprises				
Sales of goods			2,500	2,487
Sales of services/royalty payments			588	197
Purchase of goods			-165	-98
Purchase of services			-154	-141
Financial income			57	47
Financial expenses			-11	-1
Sale of property, plant and equipment			41	135
Purchase of intangible rights			-177	0
Receivables			1,125	1,125
Payables			704	161

The parent company's net revenue includes royalty payments from Group enterprises of mDKK 569 (2004/05: mDKK 175). Royalty payments have no impact on consolidated revenue.

There have been no material transactions with other related parties. For details about remuneration paid to the members of the Group Management and the Board of Directors, please see notes 3 and 23 to the financial statements. All related party transactions are effected on an arm's length basis.

NOTE		Group mDKK 2005/06	Group mDKK 2004/05	Parent mDKK 2005/06	Parent mDKK 2004/05

32. Subsidies

During the financial year the Group received public subsidies amounting to mDKK 1 (2004/05 mDKK 1) for research and development and mDKK 0 (2004/05 mDKK 2) for investments.

33. Events occurring after balance sheet date

Coloplast has resolved to close down the factory in Lancing, Great Britain, in March 2007.

An office property in Kokkedal, Denmark, has been sold and will be transferred to the buyer at 1 January 2008.

Coloplast has resolved to implement a new production strategy. See the Management's Report for further information.

The above-mentioned matters are not expected to have a material impact on the financial results or equity.

Other than as set out above, no events have occurred after the balance sheet date which are deemed to have a material impact on the financial results or equity.

34. Adjustment for non-cash operating items

	Group 2005/06	Group 2004/05	Parent 2005/06	Parent 2004/05
Depreciation	437	347	243	184
Gain/loss on fixed assets sold, net	0	10	-16	-48
Change in other provisions	44	-18	0	2
Total	481	339	227	138

35. Changes in working capital

	Group 2005/06	Group 2004/05	Parent 2005/06	Parent 2004/05
Inventories	191	229	-11	148
Receivables from sales	-422	-20	-13	-2
Other receivables	261	28	-640	-139
Payables to suppliers, etc.	79	104	675	165
Total	**109**	**341**	**11**	**172**

36. Liquid reserves

	Group 2005/06	Group 2004/05	Parent 2005/06	Parent 2004/05
Marketable securities	1	334	1	334
Cash	1	1	0	1
Bank balances	147	764	16	572
	149	1,099	17	907
Utilised credit facilities, short term	-277	-71	-92	-6
Total	**-128**	**1,028**	**-75**	**901**

37. Unutilised credit facilities

	Group 2005/06	Group 2004/05	Parent 2005/06	Parent 2004/05
Unutilised credit facilities	2,510	2,226	2,164	1,728
Of which long-term facilities with a duration of more than 1 year	1,574	1,087	1,564	1,000

38. Income statement, quarterly (unaudited)

Group	mDKK 2005/06 Q1	2005/06 Q2	2005/06 Q3	2005/06 Q4	2005/06 Året
Revenue	1,646	1,635	1,861	2,085	7,227
Cost of sales	-618	-599	-733	-934	-2,884
Gross profit	**1,028**	**1,036**	**1,128**	**1,151**	**4,343**
Distribution, sales and marketing costs	-513	-511	-574	-670	-2,268
Administrative expenses	-185	-177	-218	-236	-816
Research and development costs	-58	-58	-61	-86	-263
Other operating income	6	8	16	2	32
Other operating expenses	-3	0	-2	-8	-13
Separate items	0	0	-52	-8	-60
Operating profit	275	298	237	145	955
Financial income	8	5	19	3	35
Financial expenses	-47	-101	-52	-64	-264
Profit before tax	236	202	204	84	726
Tax on profit for the period	-72	-56	-69	-16	-213
Net profit for the period, continuing operations	164	146	135	68	513
Net profit for the period, discontinued operations	0	-5	108	-1	102
Profit for the period	164	141	243	67	615
Minority interests	0	0	0	-1	-1
Coloplast's share of profit for the period	**164**	**141**	**243**	**66**	**614**
Earnings per Share (EPS) (A and B shares)	4	3	3	1	11
Earnings per Share (EPS) (A and B shares), diluted	4	3	3	1	11

Group	mDKK 2004/05 Q1	2004/05 Q2	2004/05 Q3	2004/05 Q4	2004/05 Året
Revenue	1,496	1,462	1,611	1,663	6,232
Cost of sales	-640	-559	-632	-612	-2,443
Gross profit	**856**	**903**	**979**	**1,051**	**3,789**
Distribution, sales and marketing costs	-461	-444	-462	-486	-1,853
Administrative expenses	-168	-160	-199	-167	-694
Research and development costs	-56	-50	-55	-54	-215
Other operating income	13	2	4	-4	15
Other operating expenses	-2	-3	0	-11	-16
Separate items	0	-17	-2	-7	-26
Operating profit	182	231	265	322	1,000
Financial income	32	-13	11	18	48
Financial expenses	-66	-7	-63	-75	-211
Profit before tax	148	211	213	265	837
Tax on profit for the period	-51	-66	-62	-93	-272
Net profit for the period, continuing operations	97	145	151	172	565
Net profit for the period, discontinued operations	-2	-2	-3	-3	-10
Profit for the period	95	143	148	169	555
Minority interests	-1	-1	1	-1	-2
Coloplast's share of profit for the period	**94**	**142**	**149**	**168**	**553**
Earnings per Share (EPS) (A and B shares)	2	3	3	4	12
Earnings per Share (EPS) (A and B shares), diluted	2	3	3	4	12